Prospectus Supplement No. 9
Filed Pursuant to Rule 424(b)(3)
Registration No. 333-229524

March 30, 2020

16,742,104 Shares

10,312,078 Warrants

This Prospectus Supplement No. 9 supplements and amends the Prospectus dated May 14, 2019 (the “Prospectus”), relating to the resale of up to 16,742,104 outstanding shares of common stock of Phunware, Inc. (the “Company”), and 10,312,078 outstanding warrants of the Company, by the selling stockholders identified in the Prospectus. This Prospectus Supplement should be read in conjunction with the Prospectus, Prospectus Supplement No. 1 dated June 24, 2019, Prospectus Supplement No. 2 dated August 19, 2019, Prospectus Supplement No. 3 dated August 20, 2019, Prospectus Supplement No. 4 dated October 4, 2019, Prospectus Supplement No. 5 dated October 21, 2019, Prospectus Supplement No. 6 dated November 21, 2019, Prospectus Supplement No. 7 dated December 18, 2019 and Prospectus Supplement No. 8 dated January 17, 2020.
This Prospectus Supplement includes information set forth on our attached Current Report on Form 8-K, as filed with the Securities and Exchange Commission on March 23, 2020.
This Prospectus Supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any supplements and amendments thereto. This Prospectus Supplement should be read in conjunction with the Prospectus, including any supplements and amendments thereto. This Prospectus Supplement is qualified by reference to the Prospectus, except to the extent that the information in this Prospectus Supplement updates or supersedes the information contained in the Prospectus, including any supplements and amendments thereto.

Investing in our securities involves a high degree of risk. Before buying any securities, you should carefully read the discussion of the risks of investing in our securities in “Risk Factors” beginning on page 6 of the Prospectus, and under similar headings in any amendment or supplements to the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the Prospectus or this Prospectus Supplement. Any representation to the contrary is a criminal offense.
The date of this Prospectus Supplement No. 9 is March 30, 2020.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of report (Date of earliest event reported): March 19, 2020

PHUNWARE, INC.
(Exact name of registrant as specified in its charter)

Delaware	001-37862	26-4413774
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

7800 Shoal Creek Blvd, Suite 230-S, Austin, Texas	78757
(Address of principal executive offices)	(Zip Code)

Registrant’s Telephone Number, Including Area Code: (512) 693-4199

 Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	PHUN	The NASDAQ Capital Market
Warrants to purchase one share of Common Stock	PHUNW	The NASDAQ Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).
Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry Into a Material Definitive Agreement.

On March 19, 2020, Phunware, Inc. (the “Company”, “we”, “us” or “our”) entered into a Securities Purchase Agreement (“Purchase Agreement”) with an institutional investor (the “Investor”) and consummated the sale to such Investor of a Senior Convertible Note, with an initial principal amount of $3 million (the “Convertible Note”) for a cash purchase price of $2,760,000 (reflecting an original issue discount of $240,000) in a private placement (the “Private Placement”) that closed on March 20, 2020.

Canaccord Genuity LLC (“Canaccord”) was engaged as the sole placement agent for the offering of the Convertible Note. Canaccord received a placement agent fee of $165,600 at the closing of the Private Placement, representing 6.0% of the gross cash proceeds at the closing. After deducting the placement agent fee and our estimated expenses associated with the Private Placement, our estimated net cash proceeds at the closing were approximately $2,371,000.

Purchase Agreement

The Purchase Agreement contains certain representations and warranties, covenants and indemnities customary for similar transactions. Under the Purchase Agreement, we also agreed to the following additional covenants:

•During the period through and including the 60th trading day after issuance of the Convertible Note, we may not issue, offer, sell or grant any equity or equity-linked security, subject to certain limited exceptions.
•So long as the Convertible Note remains outstanding, we will not effect or enter an agreement to effect any variable rate transaction.
•We also agreed to hold a stockholder meeting by no later than December 31, 2020, to approve resolutions authorizing the issuance of shares of our common stock under the Convertible Note for the purposes of compliance with the stockholder approval rules of The Nasdaq Stock Market (“Nasdaq”). We will be obligated to continue to seek stockholder approval quarterly until such approval is obtained.

In addition, we granted the Investor participation rights in future equity and equity-linked offerings of securities during the two years after the closing in an amount of up to 30% of the securities being sold in such offerings.

Convertible Note

General

The Convertible Note was issued to the Investor on March 20, 2020, bears interest at a rate of 7% per annum and matures on December 31, 2021 (subject to extension in certain circumstances, including bankruptcy and outstanding events of default).

Amortization

Starting on April 30, 2020 and on the last trading day of the month for each month thereafter, and on the maturity date (each, an “Installment Date”), unless deferred or accelerated as described below, the Company is required to make monthly amortization payments equal to 1/20th of the initial principal and interest of the Convertible Note payable (the “Installment Amount”), which, subject to the satisfaction of certain equity conditions set forth in the Convertible Note, shall be satisfied in shares of our common stock (each, an “Installment Conversion”) at a conversion price equal to the lower of (x) the conversion price then in effect and (y) the greater of the Floor Price (as defined in the Convertible Note) and 85% of the lowest volume weighted average price in the 10 days prior to the Installment Date or, at our option, may be satisfied in cash at a redemption price equal to 105% of such Installment Amount (each, an “Installment Redemption”). Shares to be issued with respect to any such installment will be predelivered on the second (2nd) trading day after the applicable Installment Notice Date (as defined in the Convertible Note) with a true-up on the applicable Installment Date.

Notwithstanding the foregoing, the noteholder may, at its sole option, elect to defer any Installment Amount until a subsequent Installment Date selected by the noteholder and may also elect to accelerate the conversion of future

Installment Amounts to the current Installment Date, so long as such accelerated amount does not exceed three times any applicable Installment Amount.

Interest

The Convertible Note accrues interest at the rate of 7% per annum and, upon any conversion or redemption, shall include a make-whole of interest from such date of determination through the maturity date. After the occurrence and during the continuance of an Event of Default (as defined in the Convertible Note), the Convertible Note will accrue interest at the rate of 18.0% per annum. See “—Events of Default” below.

Conversion; Alternate Conversion upon Event of Default

The Convertible Note is convertible, at the option of the noteholder, into shares of our common stock at a conversion price of $3.00 per share. The conversion price is subject to full ratchet antidilution protection upon any subsequent transaction at a price lower than the conversion price then in effect and standard adjustments in the event of any stock split, stock dividend, stock combination, recapitalization or other similar transaction. If we enter into any agreement to issue (or issue) any variable rate securities, the noteholder has the additional right to substitute such variable price (or formula) for the conversion price.

If an Event of Default has occurred under the Convertible Note, the noteholder may elect to alternatively convert the Convertible Note (including the 15% premium that would otherwise be payable in a cash acceleration thereof) at an alternate conversion price equal to the lower of (x) the conversion price then in effect and (y) the greater of the Floor Price (as defined in the Convertible Note) and 85% of the lowest volume weighted average price in the 10 days prior to the applicable conversion date.

Conversion Limitation and Exchange Cap

The noteholder will not have the right to convert any portion of a Convertible Note, to the extent that, after giving effect to such conversion, the noteholder (together with certain related parties) would beneficially own in excess of 4.99% of the shares of our common stock outstanding immediately after giving effect to such conversion. The noteholder may from time to time increase this limit to 9.99%, provided that any such increase will not be effective until the 61st day after delivery of a notice to us of such increase.

In addition, unless we obtain the approval of our stockholders as required by Nasdaq, we are prohibited from issuing any shares of common stock upon conversion of the Convertible Note or otherwise pursuant to the terms of the Convertible Note, if the issuance of such shares of common stock would exceed 19.99% of our outstanding shares of common stock as of March 20, 2020 or otherwise exceed the aggregate number of shares of common stock which we may issue without breaching our obligations under the rules and regulations of Nasdaq.

Events of Default

The Convertible Note includes certain customary Events of Default, including, among other things, the breach of the financial covenant described in “—Covenants” below and the termination of Alan Knitowski, our Chief Executive Officer and Randall Crowder, our Chief Operating Officer, by the Company for any reason other than such person’s death, disability or willful misconduct.

In connection with an Event of Default, the noteholder may require us to redeem in cash any or all of the Convertible Note. The redemption price will equal 115% of the outstanding principal of the Convertible Note to be redeemed, and accrued and unpaid interest and unpaid late charges thereon, or an amount equal to market value of the shares of our common stock underlying the Convertible Note, as determined in accordance with the Convertible Note, if greater.

Change of Control

In connection with a Change of Control (as defined in the Convertible Note), a noteholder may require us to redeem all or any portion of the Convertible Note. The redemption price per share will equal the greatest of (i) 115% of the outstanding principal of the Convertible Note to be redeemed, and accrued and unpaid interest and unpaid late charges thereon, (ii) 115% of the market value of the shares of our common stock underlying the Convertible Note, as determined in accordance with the Convertible Note, and (iii) 115% of the aggregate cash consideration that would have been payable in respect of the shares of our common stock underlying the Convertible Note, as determined in accordance with the Convertible Note.

Subsequent Placement Optional Redemption

At any time after the earlier of the date a noteholder becomes aware of any placement by us of equity or equity-linked securities or the date of consummation of such a placement with net proceeds in the aggregate exceeding $5,000,000, subject to certain limited exceptions, the noteholder will have the right to have us redeem a portion of the Convertible Note not in excess of 30% of the net proceeds from such placement at a redemption price of 110% of the portion of the Convertible Note subject to redemption. If the noteholder is participating in any such placement, the noteholder may apply the redemption amount against the purchase price of the securities in such placement.

Covenants

We will be subject to certain customary affirmative and negative covenants regarding the incurrence of indebtedness, the existence of liens, the repayment of indebtedness, the payment of cash in respect of dividends, distributions or redemptions, and the transfer of assets, among other matters. We also will be subject to a financial covenant that requires us to maintain available cash in the amount of $200,000 at the end of each fiscal quarter.

Company Redemption Rights

At any time on or prior to May 19, 2020, we may redeem the Convertible Note at a price equal to 100% of the outstanding principal of the Convertible Note (or, if greater, the market value of the shares underlying the Convertible Note) to be redeemed, and accrued and unpaid interest and unpaid late charges thereon. Thereafter, the Company’s optional redemption price will equal 110% of the outstanding principal of the Convertible Note (or, if greater, the market value of the shares underlying the Convertible Note) to be redeemed, and accrued and unpaid interest and unpaid late charges thereon.

Registration Right Agreement

Pursuant to a Registration Rights Agreement, dated as of March 20, 2020 (the “Registration Rights Agreement”) between the Investor and us, we have granted certain registration rights to the noteholder. The Registration Rights Agreement requires us to file a registration statement covering the resale of the shares underlying the Convertible Note within 60 days and to have the registration statement declared effective within 90 days of after the closing of the Purchase Agreement. It also grants the Investor customary “piggyback” registration rights. If we fail to file the registration statement or have it declared effective by the deadlines above, or if certain other conditions relating to the availability of the registration statement and current public information are not met, we will pay certain Registration Delay Payments to such noteholders (as defined in the Registration Rights Agreement).

Additional Information

The foregoing is only a summary of the material terms of the Purchase Agreement, the Convertible Note, the Registration Rights Agreement and the other transaction documents, and does not purport to be a complete description of the rights and obligations of the parties thereunder.

The summary of the Purchase Agreement, the Convertible Note and the Registration Rights Agreement is qualified in its entirety by reference to the forms of such agreements, which are filed as exhibits to this Current Report and incorporated herein by reference.

The foregoing summary and the exhibits hereto also are not intended to modify or supplement any disclosures about us in our reports filed with the Securities and Exchange Commission. In particular, the agreements and the related summary are not intended to be, and should not be relied upon, as disclosures regarding any facts and circumstances relating to the Company or any of its subsidiaries or affiliates. The agreements contain representations and warranties by us, which were made only for purposes of that agreements and as of specified dates. The representations, warranties and covenants in the agreements were made solely for the benefit of the parties to the agreements; may be subject to limitations agreed upon by the contracting parties, including being subject to confidential disclosures that may modify, qualify or create exceptions to such representations and warranties; may be made for the purposes of allocating contractual risk between the parties to the agreements instead of establishing these matters as facts; and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. In addition, information concerning the subject matter of the representations, warranties and covenants may change after the date of the agreements, which subsequent information may or may not be fully reflected in our public disclosures.

Item 2.03. Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The information included in Item 1.01 of this Current Report is also incorporated by reference into this Item 2.03 of this Current Report to the extent required.

Item 3.02 Unregistered Sales of Equity Securities.

The information included in Item 1.01 of this Current Report is also incorporated by reference into this Item 3.02 of this Current Report to the extent required. The Convertible Note, and the shares of our common stock issuable upon conversion or in payment thereof, are being offering and sold pursuant to the exemption from the registration requirements of the Securities Act of 1933, as amended, afforded by Section 4(a)(2) thereof and Rule 506 of Regulation D promulgated thereunder, for the sale of securities not involving a public offering.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Exhibit Title
4.1	Form of Senior Convertible Note.
10.1	Form of Security Purchases Agreement.
10.2	Form of Registration Rights Agreement.
99.1*	Press Release dated March 20, 2020 titled “Phunware Announces Structured Financing Transaction for Issuance of Senior Convertible Notes”.

* Furnished herewith

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: March 23, 2020	Phunware, Inc.

	By:	/s/ Matt Aune
Matt Aune Chief Financial Officer